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July 29, 2011	direct dial 202 508 5880 direct fax 202 204 5628 lberesford@kilpatricktownsend.com

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ASB Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 13, 2011

File No. 333-174527

Dear Mr. Clampitt:

On behalf of ASB Bancorp, Inc. (the “Company”), the parent company of Asheville Savings Bank, S.S.B. (the “Bank”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on July 13, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 26, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

General

1.	Please consider the need to update your financial statements in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response to Comment No. 1:

The Company acknowledges the staff’s comment, but currently anticipates that the Amended Registration Statement will be declared effective on or before August 12, 2011.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 29, 2011

Summary

General

2.	Revise to include a subsection in the Summary to disclose information regarding the recently ended quarter. In this regard, include at a minimum, if true, that there has been no material adverse change in the Company’s results of operations or financial condition since March 31, 2011.

Response to Comment No. 2:

Please see the revised disclosure on page 1 of the prospectus. The Amended Registration Statement also includes a Recent Developments section beginning on page 22 of the prospectus that sets forth certain financial information at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010.

Reasons for the Conversion and Offering, page 8

3.	We refer to prior comment 1 and reissue that comment, in part. As previously requested, please specifically discuss, in the prospectus, why the stock holding company structure will make the stock more appealing, exactly what regulatory uncertainties the conversion will eliminate and how your structure has impeded your ability to make acquisitions. We understand from your response letter that the new structure will make your stock more appealing to investors because you will be able to issue stock when necessary, but this should be stated in this section. Also, you do not discuss the exact regulatory uncertainties that will be eliminated. Finally, while we understand from your response letter that your current structure impedes your ability to make acquisitions because you cannot issue stock, this should be stated in this section, not only in the response letter. Please revise.

Response to Comment No. 3:

Please see the revised disclosure on page 6 of the prospectus.

*        *        *

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 29, 2011

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5880.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Lori M. Beresford

Lori M. Beresford

Enclosures

cc:	Michael F. Johnson, U.S. Securities and Exchange Commission
Amit Pande, U.S. Securities and Exchange Commission
Benjamin Phippen, U.S. Securities and Exchange Commission
Martin Thompson, Federal Deposit Insurance Corporation
Maureen Loviglio, Federal Deposit Insurance Corporation
Ray Grace, Office of the North Carolina Commissioner of Banks
Rowe Campbell, Office of the North Carolina Commissioner of Banks
Adam M. Drimer, Federal Reserve Bank of Richmond
Katherine B. Eike, Federal Reserve Bank of Richmond
Suzanne S. DeFerie, ASB Bancorp, Inc.
Kirby Tyndall, ASB Bancorp, Inc.
David Wiggins, Dixon Hughes Goodman LLP
Charles Sloane, Keefe, Bruyette & Woods, Inc.
Kent M. Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Trent R. Feldman, Feldman Financial Advisors, Inc.
Peter W.L. Williams, Feldman Financial Advisors, Inc.
Gregory E. Dunn, RP Financial, LC.
Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP
Eric S. Kracov, Kilpatrick Townsend & Stockton LLP
Suzanne A. Walker, Kilpatrick Townsend & Stockton LLP
Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP